SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.   _____________ )1

                                   AEI
(Name of Issuer)

          Ordinary Shares, $0.002 par value
(Title of Class of Securities)

                             G01153108
(CUSIP Number)

                       February 14, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

_______________________________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G01153108	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GIC Special Investments Pte Ltd (None)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	54,588,392
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	54,588,392
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,588,392
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 22.4%
12.	Type of Reporting Person CO

CUSIP No.: G01153108	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Government of Singapore Investment Corporation Pte Ltd (None)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	54,588,392
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	54,588,392
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,588,392
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 22.4%
12.	Type of Reporting Person CO

Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

AEI

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Clifton House
75 Fort Street, P.O. Box 190GT
George Town, Grand Cayman
Cayman Islands

Item 2(a).	Name of Person Filing:

I      GIC Special Investments Pte Ltd
II     Government of Singapore Investment Corporation Pte Ltd

Item 2(b).	Address of Principal Business Office or, if None, Residence:

I & II             168, Robinson Road
                       #37-01, Capital Tower
                                                   Singapore 068912

Item 2(c).	Citizenship:

I & II             Singapore

Item 2(d).	Title of Class of Securities:

Ordinary Shares, $0.002 par value per share

Item 2(e).	CUSIP Number:

G01153108

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 5 of 7 Pages

Item 4(a), (b) and (c). Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
Reporting Person	No of Securities Beneficially Owned (Item 4(a))	Power to Vote		Power to Dispose		Percent of Class(2) (Item 4(b))
		Sole (Item 4(c)(i))	Shared(1) (Item 4(c)(ii))	Sole (Item 4(c)(iii))	Shared(1) (Item 4(c)(iv))
GIC Special Investments Pte Ltd	54,588,392	0	54,588,392	0	54,588,392	22.4%
Government of Singapore Investment Corporation Pte Ltd	54,588,392	0	54,588,392	0	54,588,392	22.4%
Total(3) (all Reporting Persons)	54,588,392	0	54,588,392	0	54,588,392	22.4%

1               Buckland Investment Pte Ltd, a Singapore company, is the nominal holder of the 54,588,392 ordinary shares (the “Ordinary Shares”) beneficially owned by GIC Special Investments Pte Ltd and the Government of Singapore Investment Corporation Pte Ltd. and has no power to vote or dispose of the shares. Voting and investment decisions relating to the Ordinary Shares are made by the GIC Special Investments Pte Ltd investment committee, which is currently comprised of eight members: Teh Kok Peng, Ng Kin Sze, Ang Eng Seng, Kunna Chinniah, Tay Lim Hock, Eugene Wong, John Tang and Mayukh Mitter. The investment committee acts by majority vote and no member may act individually to vote or sell the Ordinary Shares. Beneficial ownership of the Ordinary Shares is disclaimed by the investment committee and its members.

2               The percentage holding of each Reporting Person is calculated by dividing the number of securities beneficially owned by each Reporting Person by 244,110,012, which was the number of the Issuer's ordinary shares outstanding as of February 12, 2010 (based on advice provided by the Issuer).

3               Buckland Investment Pte Ltd, GIC Special Investments Pte Ltd and the Government of Singapore Investment Corporation Pte Ltd each disclaim membership in a group. The Issuer, Buckland and certain other shareholders of the Issuer are parties to the Second Amended and Restated Shareholders Agreement, dated May 9, 2008, among the Issuer and certain shareholders of the Issuer identified therein (the “Shareholders Agreement”) with respect to the ordinary shares of the issuer, solely as a result of which each such person may be deemed to be a member of a group with respect to the ordinary shares of the issuer held directly or indirectly by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the ordinary shares of the issuer, except to the extent of its pecuniary interest therein.

Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits

Not applicable.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2010	GIC Special Investments Pte Ltd

By: /s/ Ng Kin Sze
Ng Kin Sze
Managing Director

Goverment of Singapore Investment Corporation Pte Ltd

By: /s/ Ng Kin Sze /s/ Teh Kok Peng
Ng Kin Sze Teh Kok Peng
Managing Director Managing Director